SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

News Release	April 5, 2004 at 08.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki,Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Reduction in Stora Enso share capital

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s share capital has been reduced through the cancellation of Stora Enso shares held by the company, as decided by the AGM on 18 March 2004. The share capital was reduced by EUR 47 273 770 through the cancellation of 8 100 Series A shares and 27 800 000 Series R shares. This reduction in share capital was registered in the Finnish Trade Register on 5 April 2004.

Following this cancellation of shares, there are 181 164 733 Series A and 655 586 666 Series R Stora Enso shares. The new share capital is EUR 1 422 477 378.30.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and an annual production capacity of 15.7 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 2.8 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/S/ ESKO MÄKELÄINEN
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

By:	/S/ JYRKI KURKINEN
Jyrki Kurkinen
General Counsel

Date: April 6, 2004